EXHIBIT 99.1

For Immediate Release	Date: May 4, 2023
23-41-TR

Teck and CPKC Announce Long-term Rail Agreement

Calgary, AB and Vancouver, BC – Canadian Pacific Kansas City Limited (TSX: CP, NYSE: CP) (“CPKC”) and Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that CPKC and Teck Coal Limited have entered into a long-term rail agreement for the transportation of steelmaking coal from Teck’s four operations in southeastern B.C. The agreement builds on existing services in place and runs until the end of 2026.

In support of building green transportation corridors and as a shared commitment to sustainability, CPKC and Teck intend to collaboratively develop a unique pilot program that integrates the use of CPKC’s hydrogen locomotives into Teck’s steelmaking coal supply chain. It is anticipated that this effort will reduce greenhouse gas emissions, with testing commencing in early 2024.

The companies will also work together to increase the resiliency of the Canadian supply chain with investment in infrastructure and technology from origin through to destination.

“This collaboration with CPKC to pioneer hydrogen locomotive technology supports our climate action strategy and our objective of achieving net zero by 2050,” said Jonathan Price, CEO, Teck. “The agreement complements our Neptune Terminals investment and other secured West Coast port capacity to support the efficient movement of our high-quality Canadian steelmaking coal to our global customers.”

“We are pleased to have reached this agreement continuing our long history of success providing safe and efficient transportation solutions to Teck,” said Keith Creel, CPKC President and Chief Executive Officer. “CPKC is proud to work with organizations such as Teck that share our passion to be leaders for a sustainable future as we look to take the next step in the development of our innovative hydrogen locomotive program.”

This agreement reflects both companies’ commitments to work together to reduce emissions and enhance supply-chain reliability to supply the resources required for a low carbon future.

Forward looking information

This news release contains certain forward-looking information and forward-looking statements (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, "will", "anticipate", "believe", "expect", "plan", "should", "commit" or similar words suggesting future outcomes.

This news release contains forward-looking information relating, but not limited, to, the steelmaking coal transportation of Teck Resources Limited (“Teck”), the pilot program that integrates hydrogen locomotives into Teck’s steelmaking coal supply chain, future growth of the business with Teck, and related matters associated with the long-term agreement between Teck and CPKC.

The forward-looking information contained in this news release is based on current expectations, estimates, projections and assumptions, having regard to CPKC's and Teck’s experience and their perception of historical trends, and includes, but is not limited to, expectations, estimates, projections and assumptions relating to: changes in business strategies; the fuel efficiency of railways and CPKC's operations; the impacts of existing and planned capital investments; North American and global economic growth; commodity demand growth; sustainable industrial and agricultural production; commodity prices and interest rates; performance of our assets and equipment; sufficiency of our budgeted capital expenditures in carrying out our business plan; geopolitical conditions; applicable laws, regulations and government policies; the availability and cost of labour services and infrastructure; the satisfaction by third parties of their obligations to CPKC; carbon markets, evolving sustainability strategies, and scientific or technological developments; and capital investments by third parties. Although CPKC and Teck believe the expectations, estimates, projections and assumptions reflected in the forward-looking information presented herein are reasonable as of the date hereof, there can be no assurance that they will prove to be correct. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from those expressed or implied by forward-looking information. By its nature, forward-looking information involves inherent risks and uncertainties that could cause actual results to differ materially from the forward looking information, including, but not limited to, the following factors: the ability to develop and the performance and cost of hydrogen locomotive technology; changes in business strategies and strategic opportunities; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; North American and global economic growth and conditions; industry capacity; shifts in market demand; changes in commodity prices and commodity demand; uncertainty surrounding timing and volumes of commodities being shipped via CPKC; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; sufficiency of budgeted capital expenditures in carrying out business plans; services and infrastructure; the satisfaction by third parties of their obligations; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.'s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and

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earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; the pandemic created by the outbreak of COVID-19 and its variants and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains; the realization of anticipated benefits and synergies of the CP-KCS transaction and the timing thereof; the satisfaction of the conditions imposed by the U.S. Surface Transportation Board in its March 15, 2023 decision; the success of integration plans for KCS; the focus of management time and attention on the CP-KCS transaction and other disruptions arising from the CP-KCS integration; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; improvement in data collection and measuring systems; industry-driven changes to methodologies; and the ability of the management of CPKC to execute key priorities, including those in connection with the CP-KCS transaction. The foregoing list of factors is not exhaustive. These and other factors are detailed from time to time in reports filed by CPKC with securities regulators in Canada and the United States. Reference should be made to "Item 1A - Risk Factors" and "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Statements" in CPKC's annual and interim reports on Form 10-K and 10-Q.

Any forward-looking information contained in this news release is made as of the date hereof. Except as required by law, CPKC undertakes no obligation to update publicly or otherwise revise any forward-looking information, or the foregoing assumptions and risks affecting such forward-looking information, whether as a result of new information, future events or otherwise.

About CPKC

With its global headquarters in Calgary, Alta., Canada, CPKC is the first and only single-line transnational railway linking Canada, the United States and México, with unrivaled access to major ports from Vancouver to Atlantic Canada to the Gulf of México to Lázaro Cárdenas, México. Stretching approximately 20,000 route miles and employing 20,000 railroaders, CPKC provides North American customers unparalleled rail service and network reach to key markets across the continent. CPKC is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpkcr.com to learn more about the rail advantages of CPKC. CP-IR

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Contacts:

CP

Media

mediarelations@cpkcr.com

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Investment Community

Chris De Bruyn

403-319-3591

investor@cpkcr.com

Teck

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

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